787 Seventh Avenue
New York, NY 10019-6099

Tel: 212 728 8000
Fax: 212 728 8111

August 18, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 389

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 389 (the “Amendment”) to the Company’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Company:

iShares MSCI Russia Capped ETF

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Company, which is expected to serve as the successor to iShares MSCI Russia Capped ETF, the sole series of iShares MSCI Russia Capped ETF, Inc. The Amendment will become automatically effective 75 days after the filing.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer, Esq.

Aaron Wasserman, Esq.

Kathy Drury

Michael Gung

Joel Whipple